UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harris Corporation Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harris Corporation

1025 West NASA Blvd.

Melbourne, Florida 32919

HARRIS CORPORATION

RETIREMENT PLAN

Audited Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013

and for the Year Ended December 31, 2014

HARRIS CORPORATION RETIREMENT PLAN

December 31, 2014 and 2013 and for the year ended December 31, 2014

All other schedules required by section 2520-103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Participants and the Harris Corporation Employee Benefits Committee of the

Harris Corporation Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Harris Corporation Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Harris Corporation Retirement Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The schedule of assets (held at end of year) (the “Supplemental Schedule”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The Supplemental Schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether the Supplemental Schedule including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Carr, Riggs & Ingram, LLC

Melbourne, Florida

June 26, 2015

HARRIS CORPORATION RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31, 2014	December 31, 2013
ASSETS
Investments at fair value:
Interest bearing cash	$3,707,972	$12,123,369
Preferred stocks	899,133	167,247
Common stocks	798,017,324	796,851,485
Registered investment companies	289,910,701	276,932,318
Common/collective trust funds	2,433,029,396	2,357,513,313
Synthetic guaranteed investment contract wrappers	170,474	217,650

Total investments at fair value	3,525,735,000	3,443,805,382
Receivables:
Accrued interest and dividends	724,229	681,601
Notes receivable from participants	45,076,733	45,684,314
Due from broker for securities sold	726,355	903,655

Total receivables	46,527,317	47,269,570

Total assets	3,572,262,317	3,491,074,952
LIABILITIES
Accrued administrative expenses	604,138	587,477
Due to broker for securities purchased	448,015	788,270

Total liabilities	1,052,153	1,375,747

Net assets available for benefits at fair value	3,571,210,164	3,489,699,205
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,141,631)	(7,158,387)

Net assets available for benefits	$3,559,068,533	$3,482,540,818

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2014

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$191,207,875
Dividends	12,723,627

Total	203,931,502
Contributions:
Participant rollovers	7,847,174
Employer matching	50,841,078
Participant (other than rollovers)	99,865,588

Total contributions	158,553,840
Interest on notes receivable from participants	1,828,496

Total additions	364,313,838

Deductions from net assets attributed to:
Benefits paid to participants	281,799,675
Administrative expenses	5,986,448

Total deductions	287,786,123

Net increase	76,527,715
Net assets available for benefits:
Beginning of year	3,482,540,818

End of year	$3,559,068,533

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN

Notes to the Financial Statements

December 31, 2014 and 2013

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.	General — The Plan is a defined contribution plan with a 401(k) feature covering eligible employees of Harris Corporation and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

B.	Contributions — Participants may contribute a percentage of eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations, on a pre-tax and/or an after-tax basis. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax/designated Roth after-tax limitation, as defined in the Plan document and subject to Code limitations. The Company matches up to 50% or 100% (depending on business unit) of pre-tax and after-tax contributions subject to a limit of 4%, 5% or 6% (depending on business unit) of eligible compensation for any eligible employee who has completed one year of service with the Company. Full-time regular participants who make no election with respect to their contribution percentage are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. The Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on eligible compensation as defined in the Plan document. For the year ended December 31, 2014, no profit sharing contributions were made. In addition, participants may rollover amounts to the Plan from other qualified plans or certain individual retirement accounts (“IRAs”).

C.

Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, upon attainment of age 59 1/2 or in certain cases, in connection with active military duty. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested account, or installments of his or her vested account over a future period. Alternatively, a participant may rollover his or her vested account to an eligible retirement plan or IRA.

D.	Participant Loans — The participant loan program permits participants to borrow against their pre-tax, regular after-tax, qualified non-elective, designated Roth after-tax and rollover contributions. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of 50% of the vested portion of the participant’s account or $50,000 whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period may not exceed ten years. Interest rates are established by the Company based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by personal, certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund.

E.	Participant Accounts — Each participant’s account is credited with the participant’s contribution, including the contribution, if any, in respect of the participant’s election under the Company’s Performance Reward Plan (or similar plan), and allocations of (a) the Company’s matching contribution, (b) the Company’s discretionary profit sharing contribution, if any, and (c) Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

F.	Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax, qualified non-elective and rollover contributions plus earnings thereon. Vesting in the Employer matching and any profit sharing contributions, plus earnings thereon, is based on years of service, as defined in the Plan document. A participant is 100% vested after four years of service, based on the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
4 years	100%

However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer contributions plus earnings thereon, more quickly than described above. In addition, in the event of a disposition by the Company of a business or substantially all of the assets of a business, the participants impacted by such disposition may in certain circumstances become 100% vested in Employer contributions plus earnings thereon.

A participant also becomes 100% vested in Employer contributions plus earnings thereon, upon his or her termination of employment after attaining age 55 or on account of his or her death or disability, or if a participant dies while on leave of absence due to qualified military service.

G.	Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions plus earnings thereon unless the participant returns to employment within five years. The forfeited contributions are used first, to restore the accounts of recently located missing participants, as defined in the Plan document; next, to restore the accounts of participants who are reemployed prior to incurring a break in service of five consecutive years; next, to fund any matching or profit sharing contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at December 31, 2014 and 2013 were $580,638 and $391,052, respectively. For the year ended December 31, 2014, Company contributions to the Plan were reduced by $968,584 from forfeited non-vested accounts.

H.	Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

I.	Investment Options — Upon enrollment into the Plan, a participant may direct Company and participant contributions into any of several investment options, including the Harris Stock Fund. A participant may transfer amounts from other investment options into the Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the Harris Stock Fund. The Harris Stock Fund has been designated as an “employee stock ownership plan,” which means that the Company is entitled to a deduction for dividends paid on shares held in the Harris Stock Fund. Any such dividends are 100% vested and participants are permitted to elect that such dividends either be maintained in the Plan and reinvested in the Harris Stock Fund or paid from the Plan in cash to the participant.

The investment options are described in detail in the Plan’s “Summary Plan Description,” which is available to all participants. In the event no investment option is selected by a participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change investment options can be made daily; however, amounts in the Stable Value Fund cannot be transferred directly to the Money Market Fund. Investments are also governed by other limitations described in the Plan document and the “Summary Plan Description.”

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis.

Valuation of Investments — The Plan’s investments generally are stated at fair value. Quoted market prices are used, when available, to value investments. Investments for which quoted market prices are not available are stated at fair values as reported by the Trustee or investee company. See Note 7 — Financial Instruments for further information on the valuation of investments.

Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded upon the participant’s eligibility for a plan distribution.

Synthetic Guaranteed Investment Contracts — During 2014 and 2013, the Plan held synthetic guaranteed investment contracts (“synthetic GICs”) in its Stable Value Fund (the “Fund”). A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The fair value of the synthetic GICs was determined using a discounted cash flow method or quoted market prices of underlying investments. The fair value of the contract wrapper was based on the present value of the difference between the current fee and fee re-bids provided by the issuers and was $170,474 and $217,650 at December 31, 2014 and 2013, respectively. The Plan generally values investments at fair value except synthetic GICs which are adjusted to contract value. See Note 7 — Financial Instruments for further discussion of fair value measurements.

The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.

The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets underlying the contract.

The investments in synthetic GICs are presented at fair value and adjusted to contract value on the Statements of Net Assets Available for Benefits. To the extent that the underlying portfolio of a synthetic GIC has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future interest crediting rate may be lower over time than the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future interest crediting rate may be higher than the then-current market rates. The adjustments ensure that ending net assets available for benefits are recorded at contract value and reflect the unrealized and/or realized gains and losses on the underlying portfolio of synthetic GICs.

Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Plan’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Plan; the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Plan; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.

At this time, the Plan does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Plan’s ability to transact at contract value with participants, has occurred or is probable.

If the Plan defaults in its obligations under any synthetic GIC (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.

The average yield based on actual earnings was approximately 1.55% at December 31, 2014 and 1.65% at December 31, 2013. The average yield based on interest rate credited to participants was approximately 1.91% at December 31, 2014 and 1.88% at December 31, 2013.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts, disclosures, and schedules. Accordingly, actual results may differ from those estimates.

Administrative Expenses — Unless otherwise elected by the Company, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the Trustee from the assets of the trust.

NOTE 3 — INVESTMENTS

For the year ended December 31, 2014, the Plan’s investments (including investments bought, sold and held during such period) changed in value as follows:

Net appreciation (depreciation) in fair value as determined by quoted market prices:
Preferred stocks	$(6,428)
Common stocks	48,404,245
Registered investment companies	17,044,356

65,442,173
Net appreciation in fair value as determined by investee company/Trustee:
Common/collective trust funds	125,765,702

Total net change in fair value	$191,207,875

The fair value of individual investments that represent 5% or more of Plan net assets is as follows:

	December 31, 2014	December 31, 2013
Prin Global Invs COLTV Invt TR Diversified Intl Eqty FD 50 BP Fee CL	$218,398,314	$233,018,319
NT Collective Russell 1000 Index Fund — Non Lending	180,769,858	*
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	341,779,632	289,597,961
NT Collective Aggregate Bond Index Fund — Non Lending	301,653,846	269,764,588
Galliard Capital Management Wells Fargo Bank NA Fixed Income Fund F	267,411,607	175,039,637

*	Investment was below 5% of Plan net assets at end of year.

NOTE 4 — RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of common stock of Harris Corporation and balances in common/collective trust funds that are managed by Northern Trust. Harris Corporation is the Plan sponsor and Northern Trust is the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions under the provisions of ERISA.

The Plan’s investments in Harris Corporation common stock (included with other common stock) and in common/collective trust funds managed by Northern Trust (included with other common/collective trust funds) are as follows:

	December 31, 2014		December 31, 2013
	Shares	Fair Value	Shares	Fair Value
Common stock
Harris Corporation common stock	1848882	$132,786,705	1999233	$139,566,456
Common/collective trust funds
NT Collective Russell 1000 Index Fund — Non Lending	8352733	180,769,858	8974317	171,526,128
NT Collective Extended Equity Index Fund — Non Lending	676389	162,265,728	712161	158,859,566
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	51613	341,779,632	49709	289,597,961
NT Collective Aggregate Bond Index Fund — Non Lending	2292551	301,653,846	2174995	269,764,588
NTGI Coltv Govt STIF Registered	3933171	3,933,171	3203379	3,203,379

During 2014, the Plan made the following purchases and sales of related party investments:

	Purchases	Sales
Common stock
Harris Corporation common stock	$12,131,495	$20,410,484
Common/collective trust funds
NT Collective Russell 1000 Index Fund — Non Lending	47,228,174	60,177,069
NT Collective Extended Equity Index Fund — Non Lending	25,816,463	33,824,923
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	48,434,134	35,768,734
NT Collective Aggregate Bond Index Fund — Non Lending	16,264,709	34,851,011
NTGI Coltv Govt STIF Registered	*	*

*	Activity in this fund represents overnight interest bearing deposits (sweeps) of otherwise un-invested daily cash.

NOTE 5 — INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated October 30, 2013 stating that the Plan is qualified under Section 401(a) of the Code and the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan’s sponsor and the Plan’s tax counsel believe the Plan, as amended, is qualified and the related trust is exempt from taxation.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 6 — CREDIT RISKS AND UNCERTAINTIES

Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 7 — FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). A three-level fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.

The following section describes the valuation methodologies the Plan uses to measure financial assets at fair value.

In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets which include interest bearing cash, common stocks and registered investment companies. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist of preferred stocks, common/collective trust funds and synthetic guaranteed investment contract wrappers. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3. As of December 31, 2014 and 2013, there were no Level 3 assets held by the Plan.

Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis at December 31, 2014 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$3,707,972	$—	$—	$3,707,972
Preferred stocks	—	899,133	—	899,133
Common stocks:
Consumer	126,002,819	—	—	126,002,819
Energy	61,532,252	—	—	61,532,252
Financial	97,115,750	—	—	97,115,750
Health care	83,942,958	—	—	83,942,958
Industrial	80,754,947	—	—	80,754,947
Information technology	283,936,903	—	—	283,936,903
Other	64,731,695	—	—	64,731,695

Total common stocks	798,017,324	—	—	798,017,324
Registered investment companies:
Small company funds	118,212,802	—	—	118,212,802
Technology funds	89,371,817	—	—	89,371,817
U.S. Government securities money market funds	61,735,927	—	—	61,735,927
Other funds	20,590,155	—	—	20,590,155

Total registered investment companies	289,910,701	—	—	289,910,701
Common/collective trust funds (a):
Fixed income funds	—	642,564,302	—	642,564,302
Index funds	—	1,568,133,609	—	1,568,133,609
International equity funds	—	218,398,314	—	218,398,314
Other funds	—	3,933,171	—	3,933,171

Total common/collective trust funds (a)	—	2,433,029,396	—	2,433,029,396
Synthetic guaranteed investment contract wrappers	—	170,474	—	170,474

Total Assets Measured at Fair Value	$1,091,635,997	$2,434,099,003	$—	$3,525,735,000

Assets measured at fair value on a recurring basis at December 31, 2013 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$12,123,369	$—	$—	$12,123,369
*Preferred stocks	—	167,247	—	167,247
Common stocks:
Consumer	134,707,752	—	—	134,707,752
Energy	74,399,910	—	—	74,399,910
Financial	96,881,001	—	—	96,881,001
Health care	71,994,200	—	—	71,994,200
Industrial	77,239,374	—	—	77,239,374
Information technology	277,889,739	—	—	277,889,739
Other	63,739,509	—	—	63,739,509

Total common stocks	796,851,485	—	—	796,851,485
Registered investment companies:
Small company funds	119,808,362	—	—	119,808,362
Technology funds	72,862,017	—	—	72,862,017
U.S. Government securities money market funds	68,374,260	—	—	68,374,260
Other funds	15,887,679	—	—	15,887,679

Total registered investment companies	276,932,318	—	—	276,932,318
Common/collective trust funds (a):
Fixed income funds	—	693,509,496	—	693,509,496
*Index funds	—	1,427,782,119	—	1,427,782,119
*International equity funds	—	233,018,319	—	233,018,319
Other funds	—	3,203,379	—	3,203,379

Total common/collective trust funds (a)	—	2,357,513,313	—	2,357,513,313
Synthetic guaranteed investment contract wrappers	—	217,650	—	217,650

Total Assets Measured at Fair Value	$1,085,907,172	$2,357,898,210	$—	$3,443,805,382

(a)	Common/collective trust funds share the common goal of first growing then later preserving principal and contain a mix of U.S. stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share calculated by its issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. Net asset values are reported by the funds and are supported by the unit prices of actual purchases and sale transactions occurring as of or close to the financial statement date.

*	Reclassification between funds to conform with current year presentation.

NOTE 8 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500

Form 5500 requires the recording of a liability for benefit amounts processed prior to year-end but not yet paid and requires fully benefit-responsive contracts to be reported at fair value. These requirements conflict with U.S. GAAP and the presentation of such amounts in the financial statements where they remain as part of net assets available for benefits.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2014	December 31, 2013
Net assets available for benefits per the financial statements	$3,559,068,533	$3,482,540,818
Benefits due to participants	(903,230)	(1,651,840)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	12,141,631	7,158,387

Net assets available for benefits per the Form 5500	$3,570,306,934	$3,488,047,365

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2014:

Benefits paid to participants per the financial statements	$281,799,675
Add: benefits due but unpaid at December 31, 2014	903,230
Less: benefits due but unpaid at December 31, 2013	(1,651,840)

Total benefit payments, corrective distributions and deemed distributions per the Form 5500	$281,051,065

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2014:

Net change in Plan assets per the financial statements	$76,527,715
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2013	(7,158,387)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014	12,141,631
Benefits due but unpaid at December 31, 2014	(903,230)
Benefits due but unpaid at December 31, 2013	1,651,840

Net income and transfers in per the Form 5500	$82,259,569

NOTE 9 — SUBSEQUENT EVENT

Effective May 29, 2015 the Plan’s sponsor completed its acquisition of Exelis Inc. The Plan’s sponsor is considering a potential merger of the Exelis Retirement Savings Plan into the Plan and is currently evaluating the impact of the potential merger on the Plan’s financial statements.

SUPPLEMENTAL INFORMATION

Harris Corporation Retirement Plan

E.I.N. 34-0276860

Plan Number 015

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	Value of Interest in Interest Bearing Cash
	INTEREST BEARING CASH	3707972		$3,707,972

	Total Value of Interest in Interest Bearing Cash			$3,707,972

	Value of Interest in Preferred Stocks
	AIRBNB INC SERIES D CVT PFD STOK TROWE PRICE ONLY	1693		$206,782

	DROPBOX SER C CVT PFD STK SERIES C PRFD TROWE P	10857		207,381

	FLIPKART LIMITED SERIES C PVTPL PFC TROWE PRICE	184550		184,550

	LIVING SOCIAL INC PFD STK SER F	6726		3,094

	UBER TECHNOLOGIES INC SER E PVTPL PFD STK TROWE	2231		297,326

	Total Value of Interest in Preferred Stocks			$899,133

	Value of Interest in Common Stocks

	ACTAVIS PLC COM	3300		$849,453

	ADDUS HOMECARE CORP COM STK	1760		42,715

	ADOBE SYS INC COM	61400		4,463,780

	ADR ALIBABA GROUP HLDG LTD-SP A	72950		7,582,423

	ADR ARM HLDS PLC SPONSORED ISIN US0420681068	79000		3,657,700

	ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT)	40000		4,313,200

	ADR BAIDU INC SPONSORED ADR	49700		11,330,109

	ADR BP P L C SPONSORED ADR	38756		1,477,379

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	ADR CTRIP COM INTL LTD ADS AMERICAN DEP SHS	16600		755,300

	ADR FLY LEASING LTD-ADR	22477		295,573

	ADR ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG A SHS	64100		4,291,495

	ADR VIPSHOP HLDGS LTD SPONSORED ADR	37600		734,704

	AES CORP COM	85700		1,180,089

	AIR METHODS CORP COM NEW COM NEW	30779		1,355,199

	ALBANY INTL CORP NEW CL A	66641		2,531,692

	ALEXION PHARMACEUTICALS INC COM	42500		7,863,775

	ALLERGAN INC COM STOCK CASH AND STOCK MERGER 03-17-2015 #REORG	11500		2,444,785

	AMAZON COM INC COM	18971		5,887,650

	AMERICAN AIRLINES INC COM USD1	78000		4,183,140

	AMERICAN CAP LTD COM STK	140951		2,059,294

	AMERICAN EQUITY INVT LIFE HLDG CO COM	40098		1,170,461

	AMERICAN EXPRESS CO	37400		3,479,696

	ANADARKO PETRO CORP COM	24100		1,988,250

	ANALOG DEVICES INC COM	40200		2,231,904

	APACHE CORP COM	77500		4,856,925

	APPLE INC COM STK	33700		3,719,806

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	APPLIED MATERIALS INC COM	139500		3,476,340

	ARCHER-DANIELS-MIDLAND CO COM	70700		3,676,400

	ASCENT CAP GROUP INC COM SER A STK	27108		1,434,826

	ASSURANT INC COM	17959		1,228,934

	AT&T INC COM	135341		4,546,104

	ATHENAHEALTH INC COM MON STOCK	19600		2,855,720

	ATLC TELE-NETWORK INC COM NEW	25979		1,755,921

	AVON PRODUCTS INC COM USD0.25	119700		1,123,983

	BANK NEW YORK MELLON CORP COM STK	2200		89,254

	BANK OF AMERICA CORP	321764		5,756,358

	BIOGEN INC COMMON STOCK	25800		8,757,810

	BIOMARIN PHARMACEUTICAL INC COM ISIN CH0008107010	36500		3,299,600

	BOEING CO COM	65600		8,526,688

	BRISTOL MYERS SQUIBB CO COM	69000		4,073,070

	BRISTOW GROUP INC COM	28520		1,876,331

	BROADRIDGE FINL SOLUTIONS INC COM STK	66359		3,064,459

	CA INC COM	30400		925,680

	CABLEVISION SYS CORP CL A COM STK	82600		1,704,864

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	CAMPBELL SOUP CO COM	35800		1,575,200

	CAMPUS CREST CMNTYS INC COM	119315		872,193

	CAPITOL FED FINL INC COM	45745		584,621

	CARMAX INC COM	17500		1,165,150

	CARNIVAL CORP COM PAIRED	72800		3,300,024

	CASEYS GEN STORES INC COM	9318		841,602

	CASH AMER INVTS INC COM	44305		1,002,179

	CATO CORP NEW CL A CL A	27052		1,141,053

	CELGENE CORP COM	28100		3,143,266

	CENTURYLINK INC COM	49875		1,974,053

	CERNER CORP COM	58000		3,750,280

	CHEVRON CORP COM	56078		6,290,830

	CHIPOTLE MEXICAN GRILL INC COM STK	9500		6,502,845

	CHUBB CORP COM	16300		1,686,561

	CISCO SYSTEMS INC	118300		3,290,515

	CLEARWATER PAPER CORP COM STK	23760		1,628,748

	CLOROX CO COM	25900		2,699,039

	COACH INC COM	22000		826,320

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	COMCAST CORP NEW-CL A	27800		1,612,678

	COMPUTER SCI CORP COM	26700		1,683,435

	CONAGRA FOODS INC	11000		399,080

	CONOCOPHILLIPS COM	18500		1,277,610

	CONSOL ENERGY INC COM	67200		2,272,032

	CORELOGIC INC-W/I COM STK	43204		1,364,814

	CORE-MARK HLDG CO INC COM	51110		3,165,242

	CORNING INC COM	137700		3,157,461

	CTS CORP COM	58734		1,047,227

	CULP INC COM	36257		786,052

	DANAHER CORP COM	55752		4,778,504

	DEERE & CO COM	27600		2,441,772

	DELPHI AUTOMOTIVE PLC	22100		1,607,112

	DENNYS CORP COM	255247		2,631,597

	DESTINATION MATERNITY CORP COM STK	69465		1,107,967

	DIAMOND OFFSHORE DRILLING INC COM	41300		1,516,123

	DIGITAL RLTY TR INC COM	24100		1,597,830

	DIGITALGLOBE INC COM NEW COM NEW	42413		1,313,531

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	DROPBOX INC CL A COM STK - TROWE PRICE ONLY	2210		42,214

	DST SYS INC COM	5365		505,115

	DU PONT E I DE NEMOURS & CO COM STK	29100		2,151,654

	DUKE ENERGY CORP NEW COM NEW COM NEW	52302		4,369,309

	EATON CORP PLC COM USD0.50	24538		1,667,602

	ECHOSTAR CORPORATION	50263		2,638,808

	ECOLAB INC COM	1900		198,588

	ELI LILLY & CO COM	22900		1,579,871

	EMERSON ELECTRIC CO COM	56000		3,456,880

	ENPRO INDS INC COM	46310		2,906,416

	ENTERGY CORP NEW COM	44100		3,857,868

	EQT CORP COM	16800		1,271,760

	ESTEE LAUDER COMPANIES INC CL A USD0.01	15800		1,203,960

	EXELON CORP COM	77500		2,873,700

	EXXON MOBIL CORP COM	62726		5,799,019

	FACEBOOK INC CL A CL A	148092		11,554,138

	FARMERS CAP BK CORP COM	16943		394,602

	FEDEX CORP COM	8000		1,389,280

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	FIRSTENERGY CORP COM	58635		2,286,179

	FLOWSERVE CORP COM	16400		981,212

	FMC TECHNOLOGIES INC COM	57000		2,669,880

	FORD MTR CO DEL COM PAR $0.01 COM PAR $0.01	110200		1,708,100

	FOREST CY ENTERPRISES INC CL A	82737		1,762,298

	GEN MTRS CO COM	51327		1,791,826

	GENERAL ELECTRIC CO	350900		8,867,243

	GENUINE PARTS CO COM	21700		2,312,569

	GILEAD SCIENCES INC	38200		3,600,732

	GLAXOSMITHKLINE ORD GBP0.25	68888		1,478,011

	GOOGLE INC CL A	16750		8,888,555

	GOOGLE INC COM USD0.001 CL’C’	14030		7,385,392

	HANESBRANDS INC COM STK	7200		803,664

	*HARRIS CORP COM	1848882		132,786,705

	HESS CORP COM STK	58100		4,288,942

	HILTON WORLDWIDE HLDGS INC COM	47150		1,230,144

	HONEYWELL INTL INC COM STK	38700		3,866,904

	HUMANA INC COM	10200		1,465,026

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	HUNT J B TRANS SVCS INC COM	18700		1,575,475

	ILL TOOL WKS INC COM	54900		5,199,030

	INNOPHOS HLDGS INC COM STK	21178		1,237,854

	INTERCONTINENTAL EXCHANGE INC COM	4700		1,030,663

	INTERNATIONAL BUSINESS MACHS CORP COM	15800		2,534,952

	INTL PAPER CO COM	81596		4,371,914

	INTUITIVE SURGICAL INC COM NEW STK	5700		3,014,958

	JOHNSON & JOHNSON COM USD1	51000		5,333,070

	JOHNSON CTL INC COM	45000		2,175,300

	JOY GLOBAL INC COM	35900		1,670,068

	JPMORGAN CHASE & CO COM	142124		8,894,120

	KADANT INC COM	46028		1,964,935

	KELLOGG CO COM USD0.25	7500		490,800

	KEMPER CORP DEL COM	13436		485,174

	KMG CHEMICALS INC COM	20218		404,360

	KOHLS CORP COM	61400		3,747,856

	KS CY SOUTHN	7500		915,225

	LAS VEGAS SANDS CORP COM STK	61000		3,547,760

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	LEGG MASON INC COM	700		37,359

	LENDINGCLUB CORP COM	40000		1,012,000

	LINKEDIN CORP CL A	34900		8,016,879

	LOEWS CORP COM	52600		2,210,252

	LOWES COS INC COM	36700		2,524,960

	MACYS INC COM STK	41800		2,748,350

	MAIDEN HOLDINGS LTD\MAIDEN HOLDINGS LTD\COM STK	52761		674,813

	MARSH & MCLENNAN CO’S INC COM	84000		4,808,160

	MASCO CORP COM	80100		2,018,520

	MATTEL INC COM	109000		3,373,005

	MAXIMUS INC COM	22590		1,238,836

	MC CORMICK & CO INC COM NON-VTG	18400		1,367,120

	MC DONALDS CORP COM	8900		833,930

	MCGRATH RENTCORP COM	37500		1,344,750

	MCKESSON CORP	22250		4,618,655

	MEADWESTVACO CORP COM	44200		1,962,038

	MERCK & CO INC NEW COM	73000		4,145,670

	METLIFE INC COM STK USD0.01	41500		2,244,735

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	MFA FINL INC	173662		1,387,559

	MGM RESORTS INTERNATIONAL COM	104562		2,235,536

	MICHAEL KORS HOLDINGS LTD COM NPV	7300		548,230

	MICROSOFT CORP COM	68300		3,172,535

	MLP OCH-ZIFF CAP MGMT GROUP CL A SHS CL A	15100		176,368

	MONEYGRAM INTL INC COM NEW COM NEW	69747		634,000

	MONSANTO CO NEW COM	39400		4,707,118

	MORGAN STANLEY COM STK USD0.01	78000		3,026,400

	MOTOROLA SOLUTIONS INC	8300		556,764

	MTS SYS CORP COM	13836		1,038,115

	MURPHY OIL CORP COM	55000		2,778,600

	NATIONAL GEN HLDGS CORP COM	39250		730,443

	NATIONAL OILWELL VARCO COM STK	44400		2,909,532

	NEENAH PAPER INC COM	24849		1,497,649

	NETFLIX INC COM STK	2800		956,508

	NETSUITE INC COM STK	10000		1,091,700

	NEW YORK TIMES CO CL A ISIN #US6501111073	75600		999,432

	NEWMONT MINING CORP NEW COM	66400		1,254,960

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	NEWS CORP NEW CL A CL A	66400		1,041,816

	NIKE INC CL B	42000		4,038,300

	NISOURCE INC COM	102500		4,348,050

	NORTHERN TR CORP COM	50300		3,390,220

	NORTHSTAR ASSET MGMT GROUP INC COM USD0.01	74774		1,687,649

	NUCOR CORP COM	56100		2,751,705

	OCEANFIRST FINL CORP COM	36709		629,192

	ORITANI FINL CORP NEW COM STK	53409		822,499

	PAC PREMIER BANCORP COM	24849		430,633

	PALO ALTO NETWORKS INC COM USD0.0001	3300		404,481

	PEARSON ORD GBP0.25	48318		896,544

	PEPSICO INC COM	28000		2,647,680

	PFIZER INC COM	140247		4,368,694

	PIONEER NAT RES CO COM STK	14700		2,188,095

	PNC FINANCIAL SERVICES GROUP COM STK	55100		5,026,773

	POTASH CORP SASK INC COM	41800		1,476,376

	PRECISION CASTPARTS CORP COM	13500		3,251,880

	QUALCOMM INC COM	45500		3,382,015

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	QUEST DIAGNOSTICS INC COM	33100		2,219,686

	RANGE RES CORP COM	32925		1,759,841

	RAYONIER INC REIT	44300		1,237,742

	RED HAT INC COM	26300		1,818,382

	REGENERON PHARMACEUTICALS INC COM	18700		7,671,675

	REGIONS FINL CORP NEW COM	116000		1,224,960

	RENASANT CORP COM	21517		622,487

	RIGNET INC COM	40380		1,656,791

	SALESFORCE COM INC COM STK	177300		10,515,663

	SCHLUMBERGER LTD COM COM	77700		6,636,357

	SCHWAB CHARLES CORP COM NEW	122000		3,683,180

	SERVICENOW INC COM USD0.001	18300		1,241,655

	SHERWIN-WILLIAMS CO COM	8100		2,130,624

	SOUTHWESTERN ENERGY CO COM	90500		2,469,745

	SPLUNK INC COMSTK COM USD0.001	59300		3,495,735

	STANLEY BLACK & DECKER INC COM	30200		2,901,616

	STAPLES INC COM	160400		2,906,448

	STARBUCKS CORP COM	27900		2,289,195

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	STARZ LIBERTY SER A COMMON STOCK	31570		937,629

	STATE STR CORP COM	22500		1,766,250

	SUN LIFE FINANCIAL INC.	36900		1,330,614

	SUN TR BANKS INC COM	84800		3,553,120

	SYNOVUS FINL CORP COM NEW COM NEW	79122		2,143,415

	TALISMAN ENERGY INC COM	160500		1,256,715

	TD AMERITRADE HLDG CORP COM STK	68700		2,458,086

	TELEFONICA SA EUR1	95092		1,371,588

	TESLA MTRS INC COM	5300		1,178,773

	TEXAS INSTRUMENTS INC COM	51100		2,732,062

	TFS FINL CORP COM STK	170612		2,539,560

	THE MADISON SQUARE GARDEN COMPANY	5550		417,693

	THE PRICELINE GROUP INC	9575		10,917,511

	THERMON GROUP HLDGS INC	23889		577,875

	TIFFANY & CO COM	2200		235,092

	TIME WARNER INC USD0.01	49600		4,236,832

	TRACTOR SUPPLY CO COM	21300		1,678,866

	TRIMAS CORP COM NEW COM NEW	34982		1,094,587

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	TWENTY-FIRST CENTY FOX INC CL A CL A	97500		3,744,488

	TWITTER INC COM	15200		545,224

	UNDER ARMOR INC CL A	5100		346,290

	UNITED CONTL HLDGS INC COM STK	20600		1,377,934

	UNITED PARCEL SVC INC CL B	34600		3,846,482

	UNITEDHEALTH GROUP INC COM	19300		1,951,037

	US BANCORP	134900		6,063,755

	USG CORP COM NEW	43800		1,225,962

	VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK	20900		2,990,999

	VANTIV INC COM USD0.00001 A	25600		868,352

	VERISK ANALYTICS INC CL A CL A	12900		826,245

	VERIZON COMMUNICATIONS COM	67191		3,145,393

	VERTEX PHARMACEUTICALS INC COM	9000		1,069,200

	VISA INC COM CL A STK	66700		17,488,740

	VISHAY PRECISION GROUP INC COM	31065		533,075

	VMWARE INC CL A COM CL A COM	6400		528,128

	VODAFONE GROUP ORD USD0.2095238	189921		659,343

	VULCAN MATERIALS CO COM	64800		4,259,304

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

	WABTEC CORP COM	18100		1,572,709

	WALT DISNEY CO	18800		1,770,772

	WELLS FARGO & CO NEW COM STK	133600		7,323,952

	WESTERN UNION CO	71700		1,284,147

	WEYERHAEUSER CO COM	78045		2,801,035

	WHIRLPOOL CORP COM	2200		426,228

	WHOLE FOODS MKT INC COM	69500		3,504,190

	WILLIS GROUP HOLDINGS COM USD0.000115 (NEW)	22100		990,301

	WORKDAY INC CL A COM USD0.001	8500		693,685

	WYNN RESORTS LTD COM	23600		3,510,736

	XCEL ENERGY INC COM	64900		2,331,208

	XYLEM INC COM	57400		2,185,212

	Total Value of Interest in Common Stocks			$798,017,324

	Value of Interest in Registered Investment Companies

	ALLIANZ FDS ALLIANZGI TECHNOLOGY FD INSTL CL	1503058		$89,371,817

	HARTFORD SER FD INC SMALL CO HLS FD CL IA	5066987		118,212,802

	MONEY MKT OBLIGS TR FEDT GOVT OBLIGSFD INSTL SHS	61735927		61,735,927

	RESV INVT FDS INC	20590155		20,590,155

	Total Value of Interest in Registered Investment Companies			$289,910,701

	Value of Interest in Common/Collective Trust Funds

	BLACKROCK LIFEPATH INDEX 2020 NL F	4315669		$82,209,182
	BLACKROCK LIFEPATH INDEX 2025 NL F	5236880		105,358,161
	BLACKROCK LIFEPATH INDEX 2030 NL F	3673059		77,190,080
	BLACKROCK LIFEPATH INDEX 2035 NL F	2393600		52,392,071
	BLACKROCK LIFEPATH INDEX 2040 NL F	2089571		47,420,723

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	BLACKROCK LIFEPATH INDEX 2045 NL F	2112037		49,661,389
	BLACKROCK LIFEPATH INDEX 2050 NL F	1635570		39,715,884
	BLACKROCK LIFEPATH INDEX 2055 NON LENDING FD F	436354		7,661,768
	BLACKROCK STRATEGIC COMPLETION NL FUND F	5627527		58,773,331
	BLACKROCK LIFEPATH INDEX RETMT NL F	3634560		61,281,956
	PRIN GLOBAL INVS COLTV INVT TR DIVERSIFIED INTL EQTY FD 50 BP FEE CL	1009265		218,398,314
	*NT COLLECTIVE RUSSELL 1000 INDEX FUND—NON LENDING	8352733		180,769,858
	*NT COLLECTIVE EXTENDED EQUITY INDEX FD—NONLENDING	676389		162,265,728
	*NT COLLECTIVE S&P500 INDEX FUND-DC-NON LENDING (TIER J)	51613		341,779,632
	*NT COLLECTIVE AGGREGATE BOND INDEX FUND-NON LENDING	2292551		301,653,846
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND A	5122768		125,884,328
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND D	5082414		65,384,746
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND F	19792873		267,411,607
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA FIXED INCOME FUND L	12294819		146,308,340
	GALLIARD CAPITAL MANAGEMENT WELLS FARGO BANK NA SHORT TERM INVESTMENT FUND S	37575281		37,575,281
	*NTGI COLTV GOVT STIF REGISTERED	3933171		3,933,171

	Total Value of Interest in Common/Collective Trust Funds			$2,433,029,396

See Report of Independent Registered Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	Value of Interest in Synthetic Guaranteed Investment Contract Wrappers

	AMERICAN GENERAL LIFE INS. CO. CONTRACT NUMBER 1629650 RATE 1.38% MATURITY 00/00/0000 SYNTHETIC WRAPPER			$—

	PACIFIC LIFE INSURANCE CO. CONTRACT NUMBER G - 27236.01.0001 RATE 2.74% MATURITY 00/00/0000 SYNTHETIC WRAPPER			—

	PRUDENTIAL LIFE INS. CO. CONTRACT NUMBER GA-62487 RATE 2.18% MATURITY 00/00/0000 SYNTHETIC WRAPPER			—

	STATE STREET BANK AND TRUST CO CONTRACT NUMBER 105004 RATE 1.06% MATURITY 00/00/0000 SYNTHETIC WRAPPER			—

	TRANSAMERICA PREMIER LIFE INS. CO. CONTRACT NUMBER MDA01077TR RATE 2.27% MATURITY 00/00/0000 SYNTHETIC WRAPPER			170,474

	Total Value of Interest in Synthetic Guaranteed Investment Contract Wrappers			$170,474

	Value of Interest in Notes Receivable from Participants

	* NOTES RECEIVABLE FROM PARTICIPANTS	4.25% to 9.25% Maturing through 2024		$45,076,733

	Total Value of Interest in Notes Receivable from Participants			$45,076,733

	Total Investments including Notes Receivable from Participants			$3,570,811,733

Note: Cost information has not been included in column (d) because all investments are participant-directed.

*	Party-in-interest to the Plan

See Report of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan Employee Benefits Committee, as Plan Administrator

By:	/s/ Adam Histed
Adam Histed, Chairperson

Date: June 26, 2015